Exhibit 99.1
Shinhan Bank’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On August 24, 2012, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene an extraordinary shareholders’ meeting as follows:

1. Date and Time: August 24, 2012, 11:30 in Seoul Time

2.	Venue: Conference room, 6th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu,

Seoul, Republic of Korea

3.	Agenda:

1) Appointment of an Executive Director